

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

Via E-mail
Mr. Timothy M. Marquez
Chief Executive Officer
Denver Parent Corporation
370 17th Street, Suite 3900
Denver, Colorado 80202-1370

> **Re: Denver Parent Corporation**
> **Registration Statement on Form S-4**
> **Filed October 7, 2013**
> **File No. 333-191602**

Dear Mr. Marquez:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your discussion in the "Terms of the Exchange Offer" subsection which begins at page 43. It appears that you are registering the new 12.25%/13.00% Senior PIK Toggle Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC -No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Revise to state explicitly, if true, that you are registering this exchange offer in reliance on the letters to which you refer as having been issued to third parties. If so, then with the next amendment please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

2.   Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424. Also, under the <u>Exxon Capital</u> line of letters, note that the exchange offer may only remain in effect for a limited time. Disclose the maximum period of time that the exchange offer will remain in effect from the date the registration statement is declared effective through the expiration date, including any extension.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   We note the references throughout your prospectus to the potential issuance of PIK notes, such as in the last sentence at page 9 under "Interest." At page 92, you state that you cannot "assure you that we will be able to pay the interest on the notes in cash," and at page 120 you indicate "Denver Parent is entitled to … increase the outstanding principal amount of the notes or issue additional notes (the 'PIK Notes') under the indenture…." Ensure that you have registered the offer and issuance of all the securities that will be necessary in the event that you pay interest with additional PIK Notes rather than with cash. Also, include a precise page reference to the your more detailed disclosure regarding the conditions in which PIK Notes may be issued.

5.   As applicable, please revise the letter of transmittal to comply with the comments in this letter.

<u>Prospectus Summary, page 1</u>

<u>The Exchange Offer, page 6</u>

6.   We note that the offer is subject to customary conditions. Please revise your disclosure in the summary to identify the material conditions. Please also describe your right to amend the offer and the extension of the offer period in connection with any material changes.

<u>Summary Operating and Reserve Information, page 15</u>

7.   Please expand your disclosure here and elsewhere on pages 62 and 81 to include the annual production for each field that contains 15% or more of your total proved reserves to comply with Item 1204(a) of Regulation S-K. We note that you include the South Ellwood Field but not Hastings Complex, which represents 20% of your reserves as of December 31, 2012.

Risk Factors, page 20

If you fail to exchange the current notes, page 20

8.   Eliminate from the Risk Factors section any discussion of the consequences of not exchanging old notes. To the extent you believe the discussion is material you may include it in a more appropriate place, such as at page 52 under "Consequences of Failure to Properly Tender Current Notes" or elsewhere.

If Denver Parent is not permitted to receive sufficient funds, page 26

9.   Either expand the caption to include the information noted in the last sentence or provide that information in a new risk factor.

Risks Related to Our Business and the Oil and Natural Gas Industry, page 26

10.   We note your disclosure at pages 60 and 72 and throughout the Notes to the Financial Statements that an adverse determination in the Denbury arbitration proceeding could reduce the amount of your proved reserves. Please provide an appropriate risk factor with respect to this arbitration and the risks associated with an unfavorable outcome to the arbitration proceeding, or explain to us why you do not believe it constitutes a material risk.

The Exchange Offer, page 43

Terms of the Exchange Offer, page 43

11.   Your disclosure in the antepenultimate bullet point on page 44, as well as at pages 50 and 187, suggests that your affiliates may participate in this exchange offer. Any participation by your affiliates in this offering does not appear to be consistent with the no-action letters on which you intend to rely. Therefore, please explain to us the basis for your reliance on the prior no-action letters. Otherwise, if no affiliates may participate in the exchange, please revise your disclosure throughout the prospectus to remove any suggestion to the contrary.

12.   To eliminate any potential ambiguity, revise the second full paragraph to state explicitly that such broker-dealers cannot participate in the exchange offer.

Extensions, Delays in Acceptance, Termination or Amendment, page 45

13.   We note your reservation of the right to amend the terms of the exchange offer and your disclosure that in the event of a material change in the offer, including a waiver of a material condition, you will "extend the offer if required by law." Please revise your

disclosure to indicate that you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

14. You reserve the right to "delay accepting for exchange any current notes." Clarify in what circumstance you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

15. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Conditions to the Exchange Offer, page 46

16. You state that you may "waive these conditions in our sole discretion in whole or in part at any time…." We also note the reference to waiver as to "particular" notes at page 49. Notwithstanding the related disclosure in the third bullet point on page 47, make clear that if you waive a condition for one participant in the exchange, you must waive that condition for all participants.

Business and Properties, page 53

Oil and Natural Gas Reserves, page 57

Changes in Proved Reserves, page 59

17. You disclose that the drilling permits for two proved undeveloped locations in the South Ellwood Field were "unexpectedly delayed." Please refer to FASB ASC paragraph 932-235-50-10 and expand your disclosure to explain whether the delays in obtaining drilling permits represents a significant uncertainty affecting these and other of your proved undeveloped reserves. Also, provide us with details of the delay.

Acreage, page 64

18. You disclose that a significant percentage of your net undeveloped acreage will expire over the next three years. Please tell us the extent to which you have assigned any proved undeveloped reserves as of December 31, 2012 to locations which are currently scheduled to be drilled after lease expiration. If your proved undeveloped reserves include any such locations, please expand your disclosure here or in an appropriate section elsewhere within your filing to explain the steps which would be necessary to extend the time to the expiration of such leases.

Legal Proceedings, page 72

19.   Please disclose the date that each referenced lawsuit in Delaware commenced, pursuant to Item 103 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 76

Summary of Debt Agreements, page 92

20.   We note your disclosure that you believe it is important to monitor the debt to EBITDA ratio requirement in the revolving credit agreement. Please provide us with the ratios as of December 31, 2012, and June 30, 2013.

Management, page 102

21.   Identify in this section the members of the "Compensation Committee" to which you refer in this section.

Executive Officer Compensation in 2012, page 110

Summary Compensation Table, page 110

22.   You disclose at page 109 that you reimbursed Mr. O'Donnell $135,274 for the capital loss he incurred on the sale of his home and paid him $9,245 in expenses related to his relocation. Please revise your disclosure to reflect where you have included such compensation in the Summary Compensation Table. If you have not included such compensation therein, please tell us why you have not included such compensation or revise the Summary Compensation Table accordingly.

Supplemental Information on Oil and Natural Gas Exploration, Development and Production
Activities (Unaudited), page F-74

Changes in Proved Reserves, page F-77

23.   Please expand your disclosure of the changes in net quantities of proved reserves for the period ending December 31, 2010 to include an appropriate explanation of the significant changes to comply with FASB ASC paragraph 932-235-50-5.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding issues related to the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Charles H. Still, Jr.